Exhibit 99.3

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of Superintendent of Securities, Northwest Territories
Nova Scotia Securities Commission
Nunavut Securities Office
Ontario Securities Commission
   The Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Office of the Yukon Superintendent of Securities

October 5, 2020

Dear Sir/Madam

Re: Notice of Change of Auditors of Denison Mines Corp.

We have read the Notice of Denison Mines Corp. dated October 1, 2020 and are in agreement with the statements contained in such Notice.

    Signed "KPMG LLP"

Yours very truly,
Chartered Professional Accountants, Licensed Public Accountants

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